SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Finance of America Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
31738L107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00777J 109	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Edmond Safra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,597,815
	6.	SHARED VOTING POWER 3,614,000
	7.	SOLE DISPOSITIVE POWER 3,597,815
	8.	SHARED DISPOSITIVE POWER 3,614,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,211,815*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of (i) 3,614,000 shares held directly by Replay Sponsor, LLC (the “Sponsor”) and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor and (ii) 3,597,815 shares held directly by EMS Opportunity Ltd. (“EMS Opportunity”) and indirectly by Mr. Safra as the sole shareholder of EMS Capital Holding Inc. (“EMS Holding”), which is the general partner of EMS Capital LP (“EMS Capital”), the investment manager of EMS Opportunity. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Excludes 4,258,500 unvested shares issued in the name of the Sponsor that are subject to vesting and forfeiture. The 4,258,500 unvested shares are not entitled to receive any dividends or other distributions, do not have any other economic rights until such shares are vested, and will not be entitled to receive back dividends or other distributions or any other form of economic “catch-up” once they become vested. Additionally, for so long as they remain unvested, such shares are subject to restrictions on transfer and holders of unvested shares have no discretion in how such shares are voted.

CUSIP No. 00777J 109	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS EMS Opportunity Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,597,815
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,597,815
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,815*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of shares held directly by EMS Opportunity and indirectly by Mr. Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 00777J 109	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS EMS Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,597,815
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,597,815
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,815*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

* Consists of shares held directly by EMS Opportunity and indirectly by Mr. Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 00777J 109	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS EMS Capital Holding Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,597,815
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,597,815
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,815*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

* Consists of shares held directly by EMS Opportunity and indirectly by Mr. Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Mr. Safra disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 00777J 109	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Replay Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,614,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,614,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,614,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of shares held directly by the Sponsor and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Excludes 4,258,500 unvested shares issued in the name of the Sponsor that are subject to vesting and forfeiture. The 4,258,500 unvested shares are not entitled to receive any dividends or other distributions, do not have any other economic rights until such shares are vested, and will not be entitled to receive back dividends or other distributions or any other form of economic “catch-up” once they become vested. Additionally, for so long as they remain unvested, such shares are subject to restrictions on transfer and holders of unvested shares have no discretion in how such shares are voted.

CUSIP No. 00777J 109	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gregorio Werthein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,614,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,614,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,614,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of shares held directly by the Sponsor and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Excludes 4,258,500 unvested shares issued in the name of the Sponsor that are subject to vesting and forfeiture. The 4,258,500 unvested shares are not entitled to receive any dividends or other distributions, do not have any other economic rights until such shares are vested, and will not be entitled to receive back dividends or other distributions or any other form of economic “catch-up” once they become vested. Additionally, for so long as they remain unvested, such shares are subject to restrictions on transfer and holders of unvested shares have no discretion in how such shares are voted.

CUSIP No. 00777J 109	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer:
Finance of America Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
909 Lake Carolyn Parkway, Suite 1550 Irving, Texas 75039
Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Edmond Safra

(ii)           EMS Opportunity Ltd. (“EMS Opportunity”)

(iii)          EMS Capital LP (“EMS Capital”)

(iv)          EMS Capital Holding Inc. (“EMS Capital Holding”)

(v)           Replay Sponsor, LLC (“Replay Sponsor”)

(vi)          Gregorio Werthein

Item 2(b).	Address of Principal Business Office or, if None, Residence:
767 Fifth Avenue, 46th Floor New York, New York 10153
Item 2(c).	Citizenship:
Edmond Safra is a citizen of Italy, EMS Opportunity is a Cayman Islands limited company, EMS Capital is a Delaware limited partnership, EMS Capital Holding is a Delaware corporation, Replay Sponsor is a Delaware limited liability company and Gregorio Werthein is a citizen of Argentina.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).
Item 2(e).	CUSIP Number:
31738L107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 00777J 109	13G	Page 9 of 11 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 58,936,744 shares of Class A Common Stock outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Each of Messrs. Safra and Werthein disclaims beneficial ownership of the securities described herein except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

CUSIP No. 00777J 109	13G	Page 10 of 11 Pages

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00777J 109	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Edmond Safra*

EMS Opportunity Ltd.

By:	/s/ Edmond Safra
Name: Edmond Safra
Title: Authorized Signatory

EMS CAPITAL LP

By:	EMS Capital Holding Inc., Its General Partner

By:	/s/ Edmond Safra
Name: Edmond Safra
Title: President

EMS Capital Holding Inc.

By:	/s/ Edmond Safra
Name: Edmond Safra
Title: President

REPLAY SPONSOR, LLC

By:	/s/ Jason Simon
Name: Jason Simon
Title: Attorney-in-Fact*

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Gregorio Werthein*

* The Powers of Attorney given by each of Edmond Safra, Replay Sponsor, LLC and Gregorio Werthein were previously filed as exhibits 24.1 to the Form 3s filed with the SEC by each such Reporting Person on April 3, 2019, and are each herein incorporated by reference.

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2022

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Edmond Safra*

EMS Opportunity Ltd.

By:	/s/ Edmond Safra
Name: Edmond Safra
Title: Authorized Signatory

EMS CAPITAL LP

By: EMS Capital Holding Inc., Its General Partner

By:	/s/Edmond Safra
Name: Edmond Safra
Title: President

EMS Capital Holding Inc.

By:	/s/ Edmond Safra
Name: Edmond Safra
Title: President

REPLAY SPONSOR, LLC

By:	/s/ Jason Simon
Name: Jason Simon
Title: Attorney-in-Fact*

/s/ Jason Simon
Jason Simon, Attorney-in-Fact for Gregorio Werthein*

* The Powers of Attorney given by each of Edmond Safra, Replay Sponsor, LLC and Gregorio Werthein were previously filed as exhibits 24.1 to the Form 3s filed with the SEC by each such Reporting Person on April 3, 2019, and are each herein incorporated by reference.